UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:   001-10137

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ N-CSR
For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Excel Maritime Carriers Ltd.
Full Name of Registrant

Former Name if Applicable

Par La Ville Place 14 Par-La-Ville Road
Address of Principal Executive Office (Street and Number)

Hamilton, HM JX, Bermuda
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Excel Maritime Carriers Ltd. (the "Company") emerged from Chapter 11 reorganization on February 14, 2014. As a result of complications due to its Chapter 11 reorganization, the Company is not able without unreasonable effort or expense to produce all of the financial information and other disclosures necessary for it to complete its annual report on Form 20-F for the year ended December 31, 2013 within the prescribed period.

PART IV – OTHER INFORMATION

(1)        Name and telephone number of person to contact in regard to this notification

Pavlos Kanellopoulos	01130	210 620 9528
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
YES  ☐  NO  ☒

Form 20-F for the year ended December 31, 2012.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
YES  ☒  NO ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company expects to report the results of operations set forth below for the year ended December 31, 2013.

Voyage revenues are expected to decrease by $56.5 million, or 23.3%, to $185.8 million for the year ended December 31, 2013 compared to $242.3 million for the prior year. Voyage expenses are expected to increase by $4.3 million, or 12.4%, to $38.9 million for the year ended December 31, 2013 compared to $34.6 million for the prior year.

Operating loss for the year ended December 31, 2013 was $204.2 million compared to $1,449.7 million for the year ended December 31, 2012, a decrease of approximately 85.9%.

Additionally, the Company's net interest and finance costs are expected to decrease to approximately $28.2 million for the year ended December 31, 2013 compared to $52.3 million for the prior year.

The foregoing information is based on the Company's preliminary estimates of its results of operations for the fiscal year ended December 31, 2013 and anticipated changes from the prior year. The Company's estimates are subject to change, and actual results may differ significantly from these estimates.

EXCEL MARITIME CARRIERS LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2014	By:	/s/ Pavlos Kanellopoulos
		Name:	Pavlos Kanellopoulos
		Title:	Chief Financial Officer